UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On November 26, 2021, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that, on November 19, 2021, it issued a notice of full redemption with respect to its 2.750% Notes due 2024 (the “2.750% Notes”).

The aggregate principal amount of the 2.750% Notes being redeemed is €200,000,000.00, which represents the aggregate principal amount of the 2.750% Notes that remained outstanding following a previous redemption by CEMEX of €450,000,000.00 of the 2.750% Notes which occurred on July 22, 2021. The 2.750% Notes are expected to be fully redeemed on December 29, 2021 (the “Redemption Date”) at a redemption price equal to 100.688% of the principal amount of the 2.750% Notes, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date.

This report contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions that could cause actual results, performance or achievements to differ materially from the CEMEX, S.A.B. de C.V.’s and its direct and indirect subsidiaries (the “Company”) expectations. These forward-looking statements reflect the Company’s current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. No assurance can be given that the transactions described or implied herein will be achieved. Many underlying assumptions which may prove to be incorrect, risks, uncertainties and other important factors, several of which are outside of the Company’s control, could cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied in this release. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, the ability of the Company’s operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the Company’s products and services; the cyclical activity of the construction sector; the Company’s exposure to other sectors that impact its and its clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which the Company offers its products and services; general political, social, health, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under the Company’s material debt agreements, the indentures that govern the Company’s outstanding notes and the Company’s other debt instruments and financial obligations, including CEMEX’s subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital and on the cost of the products and services the Company purchases; loss of reputation of the Company’s brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives, implement its global pricing initiatives for the Company’s products and generally meet the Company’s “Operation Resilience” goals and targets; the increasing reliance on information technology infrastructure for the Company’s sales, invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for the Company’s products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States – Mexico – Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CEMEX’s public filings. You are urged to carefully consider the assumptions risks, uncertainties and other factors that affect the Company’s business and should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission.. CEMEX assumes no obligation to update or correct the information contained in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: November 26, 2021	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller